UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                                                    to

Commission file number 000-51372

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Omega Flex, Inc. 401(k) Profit Sharing Plan.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Omega Flex, Inc.

451 Creamery Way

Exton, Pennsylvania 19341-2504

This Annual Report, including exhibits, contains 18 pages, numbered sequentially, including this cover page.

Omega Flex, Inc. 401(k) Profit Sharing Plan

Financial Statements

As of and for the Years Ended

December 31, 2022 and 2021

And

Supplemental Schedule

As of December 31, 2022

Omega Flex, Inc.

401(k) Profit Sharing Plan

Report of Independent Registered Public Accounting Firm

To the Board of Directors, Plan Administrator and Plan Participants

Omega Flex, Inc. 401(k) Profit Sharing Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Omega Flex, Inc. 401(k) Profit Sharing Plan (the Plan) as of December 31, 2022 and 2021, the related statements of changes in net assets available for benefits for the years then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022 and 2021, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2022, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ RSM US LLP

We have served as the Plan’s auditor since 2010.

Blue Bell, Pennsylvania

June 29, 2023

Omega Flex, Inc. 401(k) Profit Sharing Plan

Statements of Net Assets Available for Benefits

As of December 31, 2022 and 2021

	2022	2021
Assets:
Investments, at fair value:
Registered investment companies	$22,337,601	$25,595,468
Collective investment fund	311,559	315,529
Omega Flex, Inc. stock	581,010	810,957
Total investments, at fair value	23,230,170	26,721,954

Receivables:
Accrued income	1,992	-
Employer matching contributions	3,888	-
Employer profit sharing contributions	474,487	441,729
Notes receivable from participants	349,135	364,834
Total receivables	829,502	806,563

Total assets	24,059,672	27,528,517

Liabilities:
Excess contributions payable	11,329	-

Total liabilities	11,329	-

Net assets available for benefits	$24,048,343	$27,528,517

The accompanying notes are an integral part of these financial statements.

Omega Flex, Inc. 401(k) Profit Sharing Plan

Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 31, 2022 and 2021

	2022	2021
(Reductions) Additions:
Investment (loss) income:
Net depreciation in fair value of investments	$(6,092,616)	$(228,382)
Interest and dividend income	1,486,668	2,889,834
Total investment (loss) income	(4,605,948)	2,661,452

Interest income on notes receivable from participants	17,361	18,386

Contributions:
Employer contributions, net of forfeitures	797,120	756,907
Participant contributions	1,059,202	1,043,610
Total contributions	1,856,322	1,800,517

Total (reductions) additions	(2,732,265)	4,480,355

Deductions:
Benefits paid directly to participants	708,248	1,296,892
Administrative expenses	39,661	40,035

Total deductions	747,909	1,336,927

Net (decrease) increase in net assets available for benefits	(3,480,174)	3,143,428

Net assets available for benefits
Beginning of year	27,528,517	24,385,089
End of year	$24,048,343	$27,528,517

The accompanying notes are an integral part of these financial statements.

Omega Flex, Inc. 401(k) Profit Sharing Plan

Notes to the Financial Statements

As of and For the Years Ended December 31, 2022 and 2021

1.	Plan Description

(a) Organization

The Omega Flex, Inc. 401(k) Profit Sharing Plan (the “Plan”) is a defined contribution plan and was established effective January 1, 2005 for the benefit of employees of Omega Flex, Inc. (“Omega Flex” or “the Company”) and employees of its participating subsidiaries. The Plan was amended and restated effective October 8, 2021.

The following description of the Plan provides only general information. Participants in the Plan should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan has two components; a 401(k) account and a profit sharing account. Substantially all employees of the Company and its domestic subsidiaries are eligible to participate, subject to the terms of the Plan document. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), (as amended) and the Internal Revenue Code (the “IRC” or the “Code”).

(b) Participants’ Contributions – 401(k) Account

Participating employees may contribute to the Plan after the first of the month following the beginning of their employment with the Company. Participants are subject to automatic enrollment if no contrary election is made. The automatic deferral percentage is 3% of eligible compensation, increasing by 1% annually on the first day of the Plan year up to a maximum of 6%, unless otherwise elected by the participant. Contributions are made through payroll deductions which may range from 1% to 50% (subject to Code limitations) of such participant’s earnings (as defined), on a before-tax basis. Participants who are at least age 50 or older during a Plan year may make an additional “catch-up contribution” up to a specified dollar amount on a before-tax basis (subject to Code limitations).

The Plan accepts eligible rollover contributions from participants. If a participant has been a participant in another qualified plan, such participants may transfer his or her eligible account balance into the Plan.

(c) Company Contributions – 401(k) Account

To be eligible for a Company matching contribution, a participant must have completed one year of service.

The employer match formula is 50% of elective deferrals up to a maximum of 6% of eligible compensation per Plan year.

(d) Company Contributions – Profit Sharing Account

On an annual basis, the Company determines whether to make a discretionary profit sharing contribution to each eligible participant’s account (eligible participant is an employee that has completed one year of service), and determines the amount of such contribution. To receive the profit sharing contribution for a given year, a participant must work at least 1,000 hours of service, as defined, during the Plan year. Participants must be employed by the Company on the last day of the year to be eligible for the profit sharing contribution.

For the years ended December 31, 2022 and 2021, the Company made a profit sharing contribution of 3% of each eligible participant’s compensation, to a maximum of $305,000 and $290,000 for 2022 and 2021, respectively, as set by Section 415 of the IRC. For those participants who had compensation above the Social Security Wage Base, as defined ($147,000 for 2022 and $142,800 for 2021), an additional contribution of 3% of compensation was also made on compensation in excess of the Social Security Wage Base, but below the Section 415 limitation (i.e. for 2022, a 6% contribution on compensation between $147,000 and $305,000, and for 2021, a 6% contribution on compensation between $142,800 and $290,000). Profit sharing contributions totaled $474,487 for the year ended December 31, 2022 and $441,729 for the year ended December 31, 2021.

Omega Flex, Inc. 401(k) Profit Sharing Plan

Notes to the Financial Statements

As of and For the Years Ended December 31, 2022 and 2021

Plan Description (continued)

For purposes of participant contributions and Company contributions, compensation is defined by the Plan document.

(e) Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contributions, Plan earnings (losses) and charged with an allocation of administrative expenses. Allocations are based on participant compensation or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(f) Vesting

Participant contributions and rollover contributions, and earnings or losses thereon are fully vested at all times. Employer contributions and earnings or losses thereon are vested as follows:

Number of Years of Credited Service	Vesting Percentage
Less than 1 year	0%
1 year	0%
2 years	20%
3 years	40%
4 years	60%
5 years	80%
6 or more years	100%

A participant becomes 100 percent vested upon death, disability, or retirement.

(g) In-Service and Hardship Withdrawals

While a participant is employed with the Company, a participant may make withdrawals in cash of amounts applicable to participant and employer contributions and gains or losses thereon, subject to certain restrictions. A participant can take hardship withdrawals (certain medical expenses, purchase of a principal residence, tuition payment for post-secondary education, payments to prevent eviction from a primary residence, expenses to repair a primary residence and expenses for disasters arising from federally declared disaster) as defined in the Plan document. Participant before-tax contributions and vested matching contributions can be withdrawn after attainment of age 59 1/2.

(h) Benefit Payments

A participant’s account balance under the Plan may be distributed upon retirement in one of three ways (as defined by the Plan document): lump-sum distribution, in monthly installments, or partial distributions as elected (subject to limits imposed by the Internal Revenue Code).

Upon death, disability or termination of employment, a participant (or the participant’s beneficiary) may elect to receive a lump-sum distribution equal to the participant’s vested account balance. If a participant terminates employment and the participant’s account balance does not exceed $5,000, the Plan administrator may authorize the benefit payment without the participant’s consent. In circumstances when a terminated participant has a vested account balance less than $1,000, the participant’s vested account balance shall be distributed in a lump sum. In circumstances when a terminated participant has a vested account balance greater than $1,000 but less than $5,000, if the participant does not elect to have such distribution paid directly to an eligible retirement plan specified by the participant in a direct rollover or to receive the distribution directly, then the Plan administrator will pay the distribution in a direct rollover to an individual retirement account designated by the Plan administrator.

Omega Flex, Inc. 401(k) Profit Sharing Plan

Notes to the Financial Statements

As of and For the Years Ended December 31, 2022 and 2021

Plan Description (continued)

(i) Notes Receivable from Participants

An eligible participant may generally borrow up to 50 percent of the value of his or her vested account balance, subject to a minimum of $1,000 and a maximum of $50,000 reduced by the excess of the participant’s highest outstanding participant loan balance during the 12 previous months over the newly initiated loan balance. Loans for the purchase of a “principal residence” must be repaid in one to twenty years, at the participant’s option. Loans for all other purposes must be repaid in one to five years, at the participant’s option. These loans are made at the prevailing market interest rates equal to prime rate plus one percent. For 2022 and 2021, the applicable loan rates ranged from 4.25% to 8.00%, and 4.25% to 6.50%, respectively. No more than one loan from the Plan to a participant shall be permitted at any time. All principal and interest payments made by the participant are credited back to the participant’s account.

(j) Plan Expenses

The Company or the Plan currently pays administrative expenses of the Plan, with the exception of certain investment fees, withdrawal fees and loan origination fees. However, the Company has the right to charge future expenses to the Plan.

2.	Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis in conformity with accounting principles generally accepted in the United States of America (“GAAP”) as applied to defined contribution plans and in accordance with the terms of the trust agreement.

(b) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of additions and deductions during the reporting periods. These estimates include the fair values of investments. Actual results could materially differ from those estimates.

(c) Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Net appreciation or depreciation in the fair value of investments consists of the realized gains or losses and the unrealized appreciation or depreciation of those investments.

(d) Notes Receivable from Participants

Notes receivable from participants (participant loans for Form 5500 reporting purposes) are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document. No allowance for credit losses has been recorded as of December 31, 2022 and 2021.

Omega Flex, Inc. 401(k) Profit Sharing Plan

Notes to the Financial Statements

As of and For the Years Ended December 31, 2022 and 2021

Summary of Significant Accounting Policies (continued)

(e) Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

(f) Payment of Benefits

Benefits are recorded when paid.

(g) Forfeitures

Forfeitures of terminating participants are used to reduce Company contributions or to pay Plan expenses. As of December 31, 2022 and 2021, there were $35,088 and $47,838, respectively, in forfeitures available to reduce Company contributions or to pay Plan expenses. For the year ended December 31, 2022, $41,005 was used to reduce the Company’s contribution and $0 was used to pay Plan expenses. For the year ended December 31, 2021, $0 was used to reduce the Company’s contribution and $0 was used to pay Plan expenses. In March 2023, $47,244 of forfeitures were used to reduce the Company’s 2022 matching contributions.

3.	Investments and Fair Value Measurements

The Plan applies FASB ASC 820, Fair Value Measurement (“ASC 820”). FASB ASC 820 provides a framework for measuring fair value and the disclosures about fair value measurements of assets and liabilities. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).

The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1:	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2:	Inputs to the valuation methodology include:

	●	Quoted prices for similar assets or liabilities in active markets;
	●	Quoted prices for identical or similar assets or liabilities in inactive markets;
	●	Inputs other than quoted prices that are observable for the asset or liability;
	●	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3:	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Omega Flex, Inc. 401(k) Profit Sharing Plan

Notes to the Financial Statements

As of and For the Years Ended December 31, 2022 and 2021

Investments and Fair Value Measurements (continued)

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in methodologies used as of December 31, 2022 and 2021.

Registered investment companies:	Valued at the daily closing price as reported by the fund. Registered investment companies (mutual funds and money market fund) held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. The mutual funds and money market fund held by the Plan are deemed to be actively traded.
Collective investment fund:	Valued at the net asset value (NAV) or equivalent based on units of the collective investment fund. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is generally based on the fair value of the underlying investments held by the collective investment fund less its liabilities. This practical expedient is not used when it is determined to be probable that the collective investment fund will sell the investment for an amount different than the reported NAV.
Omega Flex, Inc. stock:	Common stock is traded on a national exchange and is valued at the last reported sales price on the last business day of the Plan year.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2022 and 2021.

	Assets at Fair Value as of December 31, 2022
Description	Level 1	Level 2	Level 3	Total
Registered investment companies	$22,337,601	$-	$-	$22,337,601
Omega Flex, Inc. stock	581,010	-	-	581,010
	$22,918,611	$-	$-	22,918,611
Investments measured at NAV (a)				311,559
Investments at fair value				$23,230,170

	Assets at Fair Value as of December 31, 2021
Description	Level 1	Level 2	Level 3	Total
Registered investment companies	$25,595,468	$-	$-	$25,595,468
Omega Flex, Inc. stock	810,957	-	-	810,957
	$26,406,425	$-	$-	26,406,425
Investments measured at NAV (a)				315,529
Investments at fair value				$26,721,954

(a)	In accordance with Subtopic 820-10 as amended by ASU 2015-07, certain investments that were measured at NAV per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

The Company evaluates the significance of various inputs to assess the appropriate classification of the Plan’s investments within the fair value hierarchy. Changes in economic conditions or valuation techniques may require the transfer of investments from one fair value level to another. Transfers between levels are evaluated for their significance based upon the nature of the investments and size of the transfer relative to the net assets available for benefits. For the years ended December 31, 2022 and 2021, there were no transfers between levels within the fair value hierarchy.

Omega Flex, Inc. 401(k) Profit Sharing Plan

Notes to the Financial Statements

As of and For the Years Ended December 31, 2022 and 2021

Investments and Fair Value Measurements (continued)

The following table sets forth additional disclosures of the Plan’s investments whose fair value is estimated using NAV per share (or its equivalent) as of December 31, 2022:

Investment	Fair Value	Unfunded Commitment	Redemption Frequency	Redemption Notice Period
Collective investment fund	$311,559	$-	Daily	Daily

The following table sets forth additional disclosures of the Plan’s investments whose fair value is estimated using NAV per share (or its equivalent) as of December 31, 2021:

Investment	Fair Value	Unfunded Commitment	Redemption Frequency	Redemption Notice Period
Collective investment fund	$315,529	$-	Daily	Daily

The JP Morgan Stable Asset Income Fund (the “Stable Asset Fund”), a collective investment fund, seeks to provide capital preservation, liquidity, and current income levels that are typically higher than those provided by money market funds. The Stable Asset Fund provides liquidity on a daily basis for Plan permitted, participant-directed activity. Participants may not withdraw funds from the Stable Asset Fund for investment into options deemed to be competing with the Stable Asset Fund. Participant transfers from the Stable Asset Fund to a non-competing fund must remain in a non-competing fund for a period of ninety days before a transfer to a competing fund may be made. The Stable Asset Fund is redeemable at NAV under agreements with the underlying fund. Generally, requests for complete or partial withdrawals that are not for participant-directed activity must be given to the trustee of the Stable Asset Fund in writing one year prior to the withdrawal. However, it is possible that these redemption rights may be restricted by the fund in the future in accordance with underlying fund agreement.

Due to the nature of the investments held by the investment vehicles, changes in market conditions and the economic environment could have significantly impacted the NAV of the investment vehicles, and consequently, the fair value of the Plan’s interest in the investment vehicles. Furthermore, changes in the liquidity provisions of the funds could have significantly impacted the fair value of the Plan’s interest in the investment vehicles.

4.	Omega Flex, Inc. Stock Fund

All fund options within the Plan are intended to be participant directed, which means that each participant may invest his or her contributions, and any Company matching and profit sharing contributions in any one of the investment funds offered under the Plan from time to time. In addition to a number of funds offered by the Plan trustee, participants may elect to invest a portion of their contributions in an Omega Flex, Inc. stock fund that invests primarily in the common stock of Omega Flex, Inc. The Omega Flex, Inc. stock fund also includes the Fidelity Money Market Treasury Portfolio fund to provide liquidity.

5.	Related Party Transactions

The Omega Flex, Inc. Stock Fund holds shares of Omega Flex, Inc. common stock. The Plan also permits participant loans. The Plan invests in registered investment companies and a collective investment fund managed by J.P. Morgan. Reliance Trust Company serves as trustee and J.P. Morgan and Empower Institutional, a subsidiary of Great-West Life & Annuity Insurance Company, perform plan advisory and recordkeeping services. These transactions qualify as party-in-interest transactions.

The Plan’s service providers receive revenue from mutual fund service providers for services provided to the funds. This revenue may be used to offset certain amounts owed to these providers for administrative services provided to the Plan. If the revenue received by the service providers from such mutual fund service providers exceeds the amount owed as agreed to by the service providers and the Plan for administrative services, the service providers or their affiliates are to remit the excess to the Plan. Such amounts may be applied to pay Plan administrative expenses or allocated to the accounts of the participants.

Omega Flex, Inc. 401(k) Profit Sharing Plan

Notes to the Financial Statements

As of and For the Years Ended December 31, 2022 and 2021

Related Party Transactions (continued)

For the years ended December 31, 2022 and 2021, approximately $44,000 and $58,000, respectively, of revenue from mutual fund service providers was deposited into the Plan. The Plan or Plan Sponsor may make a payment to service providers or their affiliates for administrative expenses not covered by revenue sharing. For the years ended December 31, 2022 and 2021, amounts of approximately $1,000 and $28,000, respectively, were utilized to pay expenses. For the years ended December 31, 2022 and 2021, approximately $44,000 and $20,000, respectively, were credited directly to participant accounts. As of December 31, 2022, and 2021, there was approximately $16,000 and $17,000, respectively, in unallocated revenue sharing accounts available to pay Plan expenses and/or to allocate to participants.

6.	Fund Management

Under the terms of a trust agreement the Plan assets are held by Reliance Trust Company. The Plan Administrator, as defined in the Plan document, has full authority to control and manage the operation and administration of the Plan.

7.	Plan Termination

The Plan has no termination date and it is the Company’s current intention to continue the Plan indefinitely. However, the Company may terminate, amend, modify, or suspend the Plan at any time subject to the provisions of ERISA. In the event of a plan termination, participants would become fully vested in the balance of their accounts and the Plan assets would be distributed in accordance with the terms of the Plan.

8.	Tax Status of the Plan

The Plan was amended and restated effective October 8, 2021, with the adoption of a Great-West Trust Company LLC defined contribution preapproved plan. The defined contribution preapproved plan received a favorable opinion letter from the Internal Revenue Service (“IRS”) on June 30, 2020. The opinion letter stated that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the opinion letter, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2022 and 2021, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2019.

9.	Excess Contributions Payable

Contributions received from participants for 2022 are net of payments of $11,329 made in 2023 to certain active participants to return to them excess deferral contributions as required to satisfy the relevant nondiscrimination provisions of the Plan. These amounts are also included in the Plan’s statement of net assets available for benefits as excess contributions payable as of December 31, 2022.

Omega Flex, Inc. 401(k) Profit Sharing Plan

Notes to the Financial Statements

As of and For the Years Ended December 31, 2022 and 2021

10.	Plan Amendments

Effective October 8, 2021, the Plan was amended and restated by adopting a pre-approved defined contribution plan in order to make general administrative changes, including incorporating past amendments and adopting required amendments pursuant to statutory changes.

Effective July 22, 2022, the Plan documents were amended to incorporate the provisions of the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”), the Setting Every Community Up for Retirement Enhancement Act of 2019 (“SECURE Act”), and other recent legislative changes.

11.	Subsequent Events

Effective April 24, 2023, the Plan sponsor removed Reliance Trust Company as trustee of the Plan and appointed Empower Trust Company, LLC as the trustee of the Plan.

Management has evaluated all events or transactions that occurred through June 29, 2023, the date the financial statements were issued and determined that there are no other matters requiring adjustment to or disclosure in the accompanying financial statements and related notes.

12.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500, which is filed by the Company with the Employee Benefits Security Administration, as of December 31:

	2022	2021
Net assets available for benefits per the financial statements	$24,048,343	$27,528,517
Total accrued income	(1,992)	-
Total employer contributions receivable	(478,375)	(441,729)
Total excess contributions payable	11,329	-
Net assets available for benefits per Form 5500	$23,579,305	$27,086,788

The following is a reconciliation of net (decrease) increase in net assets available for benefits per the financial statements to the net (loss) income per the Form 5500 for the years ended December 31:

	2022	2021
Net (decrease) increase in net assets available for benefits per the financial statements	$(3,480,174)	$3,143,428
Change in accrued income	(1,992)	1,729
Change in total employer contributions receivable	(36,646)	24,830
Change in total excess contributions payable	11,329	-
Net (loss) income per Form 5500	$(3,507,483)	$3,169,987

SUPPLEMENTAL SCHEDULE

Omega Flex, Inc. 401(k) Profit Sharing Plan

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

As of December 31, 2022

EIN: 23-1948942 Plan #: 001

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(e) Current value
	Registered investment companies:
	Goldman Sachs	Large Cap Growth Insights	$523,911
*	JP Morgan	Equity Income	247,090
*	JP Morgan	Core Plus Bond	176,869
*	JP Morgan	Emerging Markets Equity	22,865
*	JP Morgan	Mid Cap Value	8,798
*	JP Morgan	Small Cap Growth	352,175
*	JP Morgan	SmartRetirement 2020	1,291,990
*	JP Morgan	SmartRetirement 2025	2,698,855
*	JP Morgan	SmartRetirement 2030	3,828,698
*	JP Morgan	SmartRetirement 2035	2,853,887
*	JP Morgan	SmartRetirement 2040	2,223,077
*	JP Morgan	SmartRetirement 2045	407,057
*	JP Morgan	SmartRetirement 2050	724,881
*	JP Morgan	SmartRetirement 2055	185,319
*	JP Morgan	SmartRetirement 2060	790,303
*	JP Morgan	SmartRetirement Income	3,562,241
	MFS	Mid Cap Growth	468,138
	Putnam	High Yield	17,742
	Schwab	International Index	64,705
	Schwab	S&P 500 Index	1,419,519
	Schwab	Small Cap Index	45,020
	Schwab	US Mid Cap Index	387,426
	Undiscovered Managers	Behavioral Value	1,758
	Fidelity	Money Market Treasury Portfolio	35,277
			22,337,601
	Collective investment fund:
*	JP Morgan	Stable Asset Income	311,559

	Common stock:
*	Omega Flex, Inc.	Company stock	581,010

*	Participant loans	Interest rates from 4.25% to 8.00% with maturities through October 2039	349,135

			$23,579,305

* Represents a party-in-interest to the Plan.

“Cost” is not required as all the investments are participant-directed. Cost for participant loans is $0.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Omega Flex, Inc. 401(k) Profit Sharing Plan

	By:	/s/ Geri Glazer
Geri Glazer
Plan Administrator
June 29, 2023

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statement (No. 333 – 135515) on Form S-8 of Omega Flex, Inc. of our report dated June 29, 2023, relating to our audit of the financial statements and supplemental schedule of Omega Flex Inc. 401(k) Profit Sharing Plan, which appears in this Annual Report on Form 11-K of Omega Flex, Inc. 401(k) Profit Sharing Plan for the year ended December 31, 2022.

/s/ RSM US LLP

Blue Bell, Pennsylvania

June 29, 2023

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